Exhibit 23.2




               Consent of Independent Certified Public Accountants

Perimeter Products, Inc. (A Wholly Owned Subsidiary of Kobb, Inc.) Fremont, California

         We hereby consent to the incorporation by reference in the previously filed Registration Statements on Form S-8 (File No. 333-06246) and on Form F-3 (No. 333-9050) and related prospectus of Magal Security Systems, Ltd. (the "Company")of our report dated February 2, 2001, except for the matters discussed in the third paragraph of our report, as to which the date is January 25, 2002, relating to the financial statements of Perimeter Products, Inc. appearing in the Company's Annual Report on Form 20-F/A for the year ended December 31, 2002. Our report contains a qualified opinion regarding the effects of certain inventory and warranty accrual overstatements on the 2000 financial statements of Perimeter Products, Inc.



/s/ BDO SEIDMAN, LLP
BDO Seidman, LLP


San Jose, California
March 22, 2004